EXHIBIT 99.1

POET and Almae Technologies Sign Agreement to Co-Develop Transmit Solutions for POET’s Optical Interposer Platform

SAN JOSE, Calif., June 21, 2018 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET”) (OTCQX:POETF) (TSX Venture:PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides and Photonic Integrated Circuits (PIC), today announced the Company has executed an agreement for the co-development of transmit device solutions with Almae Technologies SAS (“Almae”), a France-based manufacturer of advanced photonic products. The purpose of the agreement is to jointly develop, manufacture and sell a series of laser modules based on the POET Optical Interposer™ platform into high-speed data communication applications.

The companies will collaborate on designs of lasers and modulators to be compatible with POET’s Optical Interposer and to provide foundry services for both epitaxial supply and device fabrication. The collective efforts of the two companies will be carried out through a series of overlapping projects, covering the exchange of data and techniques, co-development activities, commercial arrangements, and strategies for pursuing global go-to-market sales.

POET’s Chief Executive Officer, Dr. Suresh Venkatesan, commented, “We are very pleased to establish a framework for collaboration with Almae, a leading European supplier of high-performance EML lasers based on a novel buried heterostructure design and an advanced PIC fabrication platform. In addition to the joint development of Optical Interposer-compatible devices, the agreement outlines an arrangement for sharing expertise and resources to accelerate time-to-market for both companies, while also expanding our collective geographic reach and providing a much larger market opportunity.”

Dr. Jean-Louis Gentner, Chief Executive Officer of Almae Technologies, stated, “The framework for collaboration with POET follows closely behind the recent introduction of our 25G integrated laser-modulator (25G EML), which has broad application in high-performance photonics.  The inclusion of our device designs into the POET Optical Interposer platform will expand the applications we can address in both the datacom and telecom markets.  We are also pleased to be able to offer our epitaxial foundry services to POET and to take advantage of POET’s fabrication capabilities in Singapore.”

About POET Technologies Inc.

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to both hybrid and monolithic integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

About Almae Technologies SAS

Almae Technologies is a spin-off company from III-V Lab (the joint Nokia, Thales and CEA-Leti industrial research laboratory), and is majority-owned by an affiliate of Accelink Technologies.  Almae designs and produces InP epi wafers used to implement photonics circuits integrating semiconductor lasers. Almae’s high-speed ‘buried heterostructure' laser technology consists of embedding the semiconductor strip constituting the laser with semi-insulating InP material, enabling good thermal exchange and optimum optical guidance of the beam, as well as low parasitic capacitance and resistance. This technique enhances the implementation, stability and performance of integrated lasers. With over 2000 m2 of clean rooms, Almae has an annual full production capacity of several thousand semiconductor wafers, incorporating new-generation laser components that support high-speed access over optical fibers. The company is located at Marcoussis, France, south of Paris.

Shareholder Contact:

Shelton Group
Brett L. Perry
sheltonir@sheltongroup.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expected benefits from its agreement with Almae Technologies and acceleration of time to commercial production as well as its expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third-party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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